UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

May, 2010

Barclays PLC and
Barclays Bank PLC
(Names of Registrants)

1 Churchill Place
London E14 5HP
England
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F x     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes     No x

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

This Report is a joint Report on Form 6-K filed by Barclays PLC and Barclays
Bank PLC. All of the issued ordinary share capital of Barclays Bank PLC is owned by Barclays PLC.

This Report comprises:

Information given to The London Stock Exchange and furnished pursuant to
General Instruction B to the General Instructions to Form 6-K.

EXHIBIT INDEX

Disposal announcement dated 28 May 2010

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, each of the registrants has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                     BARCLAYS PLC
                                                     (Registrant)

Date: May 28, 2010

       By:   /s/ Patrick Gonsalves
                                                         ----------------------
                                                         Patrick Gonsalves
                                                         Deputy Secretary

                                                     BARCLAYS BANK PLC
                                                     (Registrant)

Date: May 28, 2010

                      By:   /s/ Patrick Gonsalves
                                                         ----------------------
                                                         Patrick Gonsalves
                                                         Joint Secretary

 28 May 2010

Barclays PLC

Barclays announces sale of HomEq Servicing to Ocwen Loan Servicing, LLC

Barclays Bank PLC ("Barclays") has agreed to sell HomEq Servicing, its US mortgage servicing business ('HomEq') to Ocwen Loan Servicing, LLC ('Ocwen'), a subsidiary of Ocwen Financial Corporation, for a consideration of approximately $1.3bn, payable in cash on completion.  The consideration is subject to an adjustment mechanism based on the unpaid principal balance of the servicing portfolio and the value of certain other assets at completion of the transaction.  As part of the transaction, Barclays has agreed to provide Ocwen with approximately $1.0bn in secured financing and may assist Ocwen in raising additional third party financing.  Completion is subject to customary conditions, including competition clearance, and is expected to occur in Q3 2010.
HomEq is the US mortgage servicing business of Barclays Capital and services mortgages with an unpaid principal balance of approximately $28bn as at 31 March 2010. The principal assets subject to the transaction are the mortgage servicing rights and associated servicer advances, as well as the servicing platform based in Sacramento, California and Raleigh, North Carolina.
Subject to regulatory approval, the transaction is expected to have a small positive impact on Barclays core tier one capital ratio, principally as a result of the release of capital deductions.  The transaction is not expected to have a material impact on Barclays earnings per share.
Tom Hamilton, Head of Securitized Products Trading, Barclays Capital, said:
"
Barclays Capital is committed to providing first-class products and capabilities to our clients worldwide.
We look forward to continuing to serve our issuer and investor clients from our position as a leading underwriter and market maker of securitised products."

- Ends -

For further information, please contact:

Barclays
Investor Relations

Media Relations

Stephen Jones                                                                    Alistair Smith / Leigh Bruce
+44 (0) 20 7116 5752                                                           +44 (0) 20 7116 6132 / +44 (0) 20 7773 7371

Ocwen
Paul Koches
+1 202 416 1602

About Barclays PLC

Barclays is a major global financial services provider engaged in retail banking, credit cards, corporate and investment banking and wealth management  with an extensive international presence in Europe, the Americas, Africa and Asia. With over 300 years of history and expertise in banking, Barclays operates in over 50 countries and employs over 144,000 people. Barclays moves, lends, invests and protects money for over 48 million customers and clients worldwide.
For further information about Barclays, please visit our website
www.barclays.com
.

About Ocwen

Ocwen Financial Corporation (NYSE: OCN) is a leading provider of residential and commercial loan servicing, special servicing and asset management services. Ocwen is headquartered in West Palm Beach, Florida with offices in California, the District of Columbia and Georgia and support operations in India and Uruguay. Utilising proprietary technology and world-class training and processes, Ocwen provides solutions that make clients' loans worth more. Additional information is available at www.ocwen.com.

Forward-looking statements

This document contains certain forward-looking statements within the meaning of Section 21E of the US Securities Exchange Act of 1934, as amended, and Section 27A of the US Securities Act of 1933, as amended, with respect to certain of the Group's plans and its current goals and expectations relating to its future financial condition and performance. Barclays cautions readers that no forward-looking statement is a guarantee of future performance and that actual results could differ materially from those contained in the forward-looking statements. These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward-looking statements sometimes use words such as "may", "will", "seek", "continue", "aim", "anticipate", "target", "expect", "estimate", "intend", "plan", "goal", "believe" or other words of similar meaning. Examples of forward-looking statements include, among others, statements regarding the Group's future financial position, income growth, assets, impairment charges, business strategy, capital ratios, leverage, payment of dividends, projected levels of growth in the banking and financial markets, projected costs, estimates of capital expenditures, and plans and objectives for future operations and other statements that are not historical fact. By their nature, forward-looking statements involve risk and uncertainty because they relate to future events and circumstances, including, but not limited to, UK domestic and global economic and business conditions, the effects of continued volatility in credit markets, market related risks such as changes in interest rates and exchange rates, effects of changes in valuation of credit market exposures, changes in valuation of issued notes, the policies and actions of governmental and regulatory authorities, changes in legislation, the further development of standards and interpretations under International Financial Reporting Standards (IFRS) applicable to past, current and future periods, evolving practices with regard to the interpretation and application of standards under IFRS, the outcome of pending and future litigation, the success of future acquisitions and other strategic transactions and the impact of competition - a number of which factors are beyond the Group's control. As a result, the Group's actual future results may differ materially from the plans, goals, and expectations set forth in the Group's forward-looking statements.

Any forward-looking statements made herein speak only as of the date they are made. Except as required by the UK Financial Services Authority, the London Stock Exchange or applicable law, Barclays expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained in this announcement to reflect any change in Barclays expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based. The reader should, however, consult any additional disclosures that Barclays has made or may make in documents it has filed or may file with the SEC.